                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 6)

                           Robomatix Technologies Ltd.
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                                  Zvi Barinboim
                            Silverboim Holdings Ltd.
                                SPL Software Ltd.
                            WorldGroup Holdings Ltd.
--------------------------------------------------------------------------------
                      (Names of Filing Persons (Offerors))

                  Ordinary Shares, Par Value NIS 1.46 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    M8216J107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Andris J. Vizbaras, Esq.
                          Carter Ledyard & Milburn LLP
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                            CALCULATION OF FILING FEE

    TRANSACTION VALUATION*                             AMOUNT OF FILING FEE**
          $17,286,257                                          $2,035

* Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 17,286,257 ordinary shares of Robomatix Technologies
Ltd. at the tender offer price of $1.00 per ordinary share.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the
Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Fee Rate
Advisory No. 1 for fiscal year 2006, equals $117.70 per million of transaction value.

[X]  Check the box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the

Form or Schedule and the date of its filing.



Amount Previously Paid: $2,035       Filing Party: Zvi Barinboim, Silverboim Holdings Ltd.,
                        ------                     SPL Software Ltd., WorldGroup Holdings Ltd.
                                                   -------------------------------------------

Form or Registration No. SC TO       Date Filed: June 14, 2005
                         -----                   -------------


[ ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [X]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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     This Amendment Number 6 ("Amendment No. 6") amends and supplements the
Tender Offer Statement on Schedule TO, as amended to date (the "Schedule TO"), filed by WorldGroup Holdings Ltd., an Israeli corporation (the "Buyer"), SPL
Software Ltd., Silverboim Holdings Ltd. and Zvi Barinboim relating to the
Buyer's offer to purchase all the outstanding ordinary shares, par value NIS
1.46 per share (the "Ordinary Shares"), of Robomatix Technologies Ltd., an
Israeli corporation, at a purchase price of $1.00 per Ordinary Share, less any withholding tax due, in cash and without interest, upon the terms and subject to the conditions set forth in the Second Amended Offer to Purchase, dated July 27,
2005 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the
Schedule TO. This Amendment No. 6 is being filed on behalf of the Buyer, SPL
Software Ltd., Silverboim Holdings Ltd. and Zvi Barinboim.

ITEMS 1-11; ITEM 13.

     The information in the Second Amended Offer to Purchase, dated July 27,
2005, is incorporated herein by reference in response to Items 1 through 11 and
Item 13.

ITEM 12. EXHIBITS.

     Item 12 is hereby amended and supplemented as follows:

(a)(1)(A) Second Amended Offer to Purchase, dated July 27, 2005.

(a)(1)(J) Press Release, dated July 27, 2005, issued by WorldGroup Holdings Ltd.

(c)(1) Draft Analysis of Giza, Singer, Even Ltd., dated January 25, 2005.

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                                   SIGNATURES

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                                /s/ Zvi Barinboim
                                                --------------------------------
                                                Zvi Barinboim

                                                SILVERBOIM HOLDINGS LTD.

                                                By: /s/ Zvi Barinboim
                                                    ----------------------------
                                                    Zvi Barinboim
                                                    Chairman

                                                SPL SOFTWARE LTD.

                                                By: /s/ Zvi Barinboim
                                                    ----------------------------
                                                    Zvi Barinboim
                                                    Chairman

                                                By: /s/ Jacob Tenenboem
                                                    ----------------------------
                                                    Jacob Tenenboem
                                                    Director

                                                WORLDGROUP HOLDINGS LTD.

                                                By: /s/ Zvi Barinboim
                                                    ----------------------------
                                                    Zvi Barinboim
                                                    Chairman

                                                By: /s/ Ariel Levy
                                                    ----------------------------
                                                    Ariel Levy
                                                    Director

Date: July 27, 2005

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